
GRASIM
ADITYA BIRLA GROUP

SUPPL
82-3322

December 29, 2004

AIR MAIL



05005440

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

We refer to our earlier letter dated November 16, 2004 vide which we had informed you about the illegal strike by the Workers at one of our Textile Division at Bhiwani from the night of November 10, 2004.

We now wish to inform you that the aforesaid strike has been called off by the Workers today.

As already informed earlier on November 16, 2004, please note that the share of the aforesaid Textile Unit in the Company's overall turnover and profitability is very small and therefore, the loss during the strike period will not have any significant impact on the overall turnover and profitability of the Company.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)